Exhibit 99.2

Merus Announces Third Quarter 2016 Financial Results and Corporate Developments

Utrecht, The Netherlands, November 7, 2016 — Merus N.V., a clinical-stage immuno-oncology company developing innovative bispecific antibody therapeutics, today announced financial results for the third quarter ended September 30, 2016 and provided a review of recent accomplishments and clinical development plans.

“We continued to execute on our clinical strategy during the third quarter, and we are well financed to achieve several key milestones in the coming quarters,” said Ton Logtenberg, PhD, Chief Executive Officer of Merus. “We also further solidified our executive team and expanded our U.S. presence with the appointments of Dr. L. Andres Sirulnik as Chief Medical Officer and John Crowley as Chief Financial Officer, who will both be based in the Company’s U.S. office. With these additions, we have the strong and dedicated leadership team that we believe positions us for long-term success as we seek to advance our portfolio of novel Biclonics® bispecific antibody cancer therapies.”

Recent Developments

•	Received a milestone payment from ONO Pharmaceutical Co. Ltd. for selection of a bispecific antibody candidate for further development under an ongoing collaboration agreement between the two companies.

Upcoming Milestones

•	By the end of 2016, Merus expects to prepare interim results from Part 2 of a Phase 1/2 clinical trial of MCLA-128 in breast cancer and report the interim results in the first quarter of 2017.

•	By the end of 2016, Merus expects to file an Investigational New Drug application to the U.S. Food and Drug Administration for a Phase 1/2 trial of MCLA-128.

•	In the first quarter of 2017, Merus expects to announce the identification of the first Biclonics® therapeutic candidate targeting immunomodulation.

•	During the second half of 2017, Merus expects to report topline data from its Phase 1/2 monotherapy trial of MCLA-128 in patients with solid tumors in multiple indications.

•	During the second half of 2017, Merus expects to report interim results from Part 1 of its Phase 1/2 clinical trial evaluating MCLA-117 in patients with AML.

•	By the end of 2017, Merus expects to file an IND for a planned Phase 1/2 clinical trial of MCLA-158 in patients with colorectal cancer.

Corporate Highlights

•	Announced the appointment of L. Andres Sirulnik, MD, PhD, as Chief Medical Officer. Dr. Sirulnik, who is based in the Company’s U.S. office, joins Merus from Novartis, where he most recently served as Vice President and Senior Global Clinical Program Head and oversaw the clinical strategy for Novartis’ immuno-oncology portfolio.

•	Also announced the appointment of John Crowley to the role of Chief Financial Officer. Mr. Crowley, who is also based in the Company’s U.S. office, joins Merus from Charles River Laboratories, where he served as Corporate Senior Vice President, Corporate Controller and Chief Accounting Officer.

•	Also announced that former CFO Shelley Margetson has transitioned to the role of Executive Vice President and Chief Operating Officer.

Third Quarter 2016 Financial Results

(Euros in millions)

Total revenue for the three months ended September 30, 2016 was €1.2 million compared to €0.3 million for the same period in 2015. Revenue is comprised primarily of research funding and income from grants on research projects.

Research and development expenses for the three months ended September 30, 2016 were €4.4 million compared to €4.3 million for the same period in 2015.

For the three months ended September 30, 2016, Merus reported a net loss of €(4.9) million, or €(0.31) per basic share, compared to a net loss of €(6.1) million, or €(0.74) per basic share, for the same period in 2015.

Merus ended the quarter with cash and cash equivalents of €66.3 million.

About MCLA-128

MCLA-128 is an ADCC-enhanced Biclonics® that binds to HER2- and HER3- expressing solid tumor cells. MCLA-128 is designed to overcome the inherent and acquired resistance of tumor cells to HER2-targeted therapies using two mechanisms: 1) blocking growth and survival pathways to stop tumor expansion while preventing tumor cells escaping through activation of the HER3/heregulin pathway and 2) recruitment and enhancement of immune effector cells to directly kill the tumor.

About MCLA-117

MCLA-117 is a Biclonics® that is designed to bind to CD3 expressed by T-cells and CLEC12A expressed by acute myeloid leukemia (AML) tumor cells and stem cells. In preclinical studies, MCLA-117 has been shown to recruit and activate the immune system’s own T-cells to kill AML tumor cells and stem cells.

About MCLA-158

MCLA-158 is an ADCC-enhanced Biclonics® being developed for the treatment of colorectal cancer and other solid tumors. MCLA-158 is designed to bind to Lgr5 and EGFR expressing cancer stem cells, block growth and survival pathways and enhance the recruitment of immune effector cells to directly kill cancer stem cells that persist in solid tumors causing relapse and metastasis.

About Merus N.V.

Merus is a clinical-stage immuno-oncology company developing innovative full length human bispecific antibody therapeutics, referred to as Biclonics®. Biclonics® are based on the full-length IgG format, are manufactured using industry standard processes and have been observed in preclinical studies to have several of the same features of conventional monoclonal antibodies, such as long half-life and low immunogenicity. Merus’ lead bispecific antibody candidate, MCLA-128, is being evaluated in a Phase 1/2 clinical trial in Europe as a potential treatment for HER2-expressing solid tumors. Merus’ second bispecific antibody candidate, MCLA-117, is being developed as a potential treatment for acute myeloid leukemia. The Company also has a pipeline of proprietary bispecific antibody candidates in preclinical development, including MCLA-158, which is designed to bind to cancer stem cells and is being developed as a potential treatment for colorectal cancer and other solid tumors, and Biclonics® designed to bind to various combinations of immunomodulatory molecules, including PD-1 and PD-L1.

Forward Looking Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding the sufficiency of our finances to fund key milestones, the impact of new members of management on the success of our business, , the timing of results from our clinical trials, regulatory filings, and announcements related to Biclonics® in development, each statement under “Upcoming Milestones,” and the treatment potential for bispecific antibody candidates.

These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: we have incurred significant losses, are not currently profitable and may never become profitable; our need for additional funding, which may not be available and which may require us to restrict out operations or require us to relinquish rights to our technologies or bispecific antibody candidates; potential delays in regulatory approval, which would impact the ability to commercialize our product candidates and affect our ability to generate revenue; the unproven approach to therapeutic intervention of our Biclonics® technology; potential difficulties in validating and developing companion diagnostics, which could harm our development strategy; our limited operating history; economic, political, regulatory and other risks involved with international operations; exchange rate fluctuations or abandonment of the euro currency; the lengthy and expensive process of clinical drug development, which has an uncertain outcome; the unpredictable nature of our early stage development efforts for marketable drugs; potential adverse public reaction to the use of cancer immunotherapies; potential delays in enrollment of patients, which could affect the receipt of necessary regulatory approvals; our potential exposure to costly and damaging liability claims; post-marketing restrictions or withdrawal from the market; failure to obtain marketing approval internationally; compliance with environmental, health, and safety laws and regulations; anti-kickback, fraud, abuse, and other healthcare laws and regulations exposing us to potential criminal sanctions; recently enacted or future legislation; failure to compete successfully against other drug companies; potential competition from other drug companies if we fail to obtain orphan drug designation or maintain orphan drug exclusivity for our products; the possibility that governmental authorities and health insurers may not establish adequate reimbursement levels and pricing policies to support our products; the potential failure of our product candidates to be accepted on the market by the medical community; our lack of experience selling, marketing and distributing products and our lack of internal capability to do so; potential competition from biosimilars; our reliance on third parties to conduct our clinical trials and the potential for those third parties to not perform satisfactorily; our reliance on third parties to manufacture our product candidates, which may delay, prevent or impair our development and commercialization efforts; protection of our proprietary technology; our patents being found invalid or unenforceable; potential lawsuits for infringement of third-party intellectual property; adequate protection of our trademarks; our potential failure to obtain extensions of the terms of patents covering our products; potential difficulties protecting our intellectual property rights in certain jurisdictions; changes in United States patent law; protection of the confidentiality of our trade secrets; claims asserting that we or our employees misappropriated a third-party’s intellectual property or otherwise claiming ownership of what we regard as our intellectual property; compliance with patent regulations; potential system failures; our ability to attract and retain key personnel; managing our growth could result in difficulties; the price of our common stock may fluctuate substantially; certain of our shareholders and members of our management board own a majority of our outstanding shares and exercise significant control over us; a significant portion of our total outstanding shares are eligible to be sold into the market; provisions of our Articles of Association or Dutch corporate law might deter favorable acquisition bids for us or prevent a beneficial change of control; we may lose our foreign private issuer status and incur significant expenses as a result; and unfavorable or lacking analyst research or reports might cause the price of our common shares to decline.

These and other important factors discussed under the caption “Risk Factors” in our final prospectus filed with the Securities and Exchange Commission, or SEC, on May 20, 2016 relating to our Registration Statement on Form F-1, and our other reports filed with the SEC could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this press release.

Merus N.V.

Unaudited Condensed Consolidated Statement of Financial Position

(after appropriation of result for the period)

	September 30, 2016	December 31, 2015
	(euros in thousands)

Non-current assets
Property, plant and equipment	442	325
Intangible assets	389	435
Restricted cash	181	218

Total non-current assets	1,012	978

Current assets
Trade and other receivables	1,713	1,665
Cash and cash equivalents	66,274	32,851

Total current assets	67,987	34,516

Total assets	68,999	35,494

Shareholders’ equity
Issued and paid-in capital	1,448	775
Share premium account	139,878	90,909
Accumulated loss	(77,588)	(63,382)

Total equity	63,738	28,302

Non-current liabilities
Borrowings	375	486
Deferred revenue	223	390

Current liabilities
Borrowings	167	167
Trade payables	1,984	2,419
Taxes and social security liabilities	59	142
Deferred revenue	223	223
Other liabilities and accruals	2,230	3,365

Total current liabilities	4,663	6,316

Total liabilities	5,261	7,192

Total equity and liabilities	68,999	35,494

Unaudited Condensed Consolidated Statement of Profit or Loss and Comprehensive Loss

	Three month period ended September 30,
	2016	2015
	(euros in thousands, except per share data)
Revenue	1,182	341
Research and development costs	(4,416)	(4,272)
Management and administration costs	(400)	(59)
Other expenses	(1,326)	(1,993)

Total operating expenses	(6,142)	(6,324)

Operating result	(4,960)	(5,983)

Finance income	25	13

Finance costs	(10)	(169)

Total finance income / (expenses)	15	(156)

Result before tax	(4,945)	(6,139)
Income tax expense	—	—

Result after taxation	(4,945)	(6,139)
Other comprehensive income
Exchange differences on the translation of foreign operations	3	—

Total other comprehensive loss for the period	3	—

Total comprehensive loss for the period	(4,942)	(6,139)

Basic (and diluted) loss per share	(0.31)	(0.74)

Contacts:

Merus N.V.

Shelley Margetson – s.margetson@merus.nl

+31 (0)30 253 8800

Argot Partners

Eliza Schleifstein – eliza@argotpartners.com

1-917-763-8106